                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  AMBAR, INC.
                           (Name of Subject Company)

                                  AMBAR, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)
                                  023162 10 0
                     (CUSIP Number of Class of Securities)
                             RANDOLPH M. MOITY, SR.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  AMBAR, INC.
                           221 RUE DE JEAN, SUITE 300
                           LAFAYETTE, LOUISIANA 70508
                                  318-237-5300

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:
                                CURTIS R. HEARN
         JONES, WALKER, WAECHTER, POITEVENT, CARRERE & DENEGRE, L.L.P.
                             201 ST. CHARLES AVENUE
                       NEW ORLEANS, LOUISIANA 70170-5100
                                 (504) 582-8000
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            AMBAR, INC.

                                            By: /s/  RANDOLPH M. MOITY, SR.

                                              ----------------------------------
                                              Randolph M. Moity, Sr.
                                              Chairman of the Board, President
                                                and Chief Executive Officer


Date: July 31, 1996


                                       11
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                               INDEX TO EXHIBITS


 EXHIBIT NO.                             DESCRIPTION
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
Exhibit 1    Agreement and Plan of Merger dated July 1, 1996 among AMBAR, Inc.,
             AI Partners L.P. and AI Acquisitions Corp.*+
Exhibit 2    Joint Press Release issued on July 1, 1996.*+
Exhibit 3    Employment Agreement dated as of July 1, 1996 by and between AMBAR,
             Inc. and Randolph M. Moity, Sr.*+
Exhibit 4    Opinion of Raymond James & Associates dated July 1, 1996.
Exhibit 5    Letter dated July 9, 1996, from Randolph M. Moity, Sr., Chairman of the Board and Chief Executive Officer of the Company, to the
             stockholders of AMBAR, Inc. with regard to the Offer.+
Exhibit 6    Pages 4-10 excerpted from the Company's Proxy Statement first mailed to stockholders on or about October 12, 1995 in connection with the
             1995 Annual Meeting of Stockholders.*+
Exhibit 7    Confidentiality Agreement dated April 23, 1996 between AMBAR, Inc.
             and The Beacon Group.*+
Exhibit 8(a) Stockholder Agreement, dated as of July 1, 1996, between AI Partners
             L.P. and Randolph M. Moity, Sr.*+
Exhibit 8(b) Promissory Note executed by AMBAR, Inc. payable to Randolph M.
             Moity, Sr.*+
Exhibit 9    Stockholder Agreement, dated as of July 1, 1996, between AI Partners
             L.P. and Kenneth J. Boutte.*+


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* Not included in copies mailed to stockholders.


+ Previously filed.